January 22, 2025

Gianni DelSignore
Chief Financial Officer
Pangaea Logistics Solutions Ltd.
109 Long Wharf
Newport, Rhode Island 02840

       Re: Pangaea Logistics Solutions Ltd.
           Form 10-K for the Fiscal Year ended December 31, 2023
           Filed March 14, 2024
           File No. 001-36798
Dear Gianni DelSignore:

       We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.



                                                        Sincerely,

                                                        Division of Corporation
Finance
                                                        Office of Energy &
Transportation